Exhibit 2

For Immediate Release	3 February 2020

WPP PLC (“WPP”)

Voting rights and Capital 31 January 2020

WPP confirms that its capital consists of 1,315,885,869 ordinary shares with voting rights.

WPP holds 70,771,330 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,245,114,539 ordinary shares.

The figure 1,245,114,539 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, WPP under the FCA’s Disclosure and Transparency Rules.

Contact:

Chris Wade, WPP +44(0) 20 7282 4600

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